Exhibit 99.2

FOR IMMEDIATE RELEASE
ZIM to be Acquired by Hapag-Lloyd for $35.00 per Share in Cash at
Aggregate Cash Consideration of Approximately $4.2 Billion; New
Israeli Company, “New ZIM”, to Acquire Portion of ZIM’s Business

Represents 58% Premium to ZIM’s Prior-Day Closing Stock Price and 126% Premium to ZIM’s
Unaffected Stock Price

Combined Company Will Increase its Service Offerings to Customers Through an Expanded Global
Network on Key Transpacific, Intra Asia, Atlantic, Latin America and East Mediterranean Trades

FIMI Opportunity Funds Will Form “New ZIM” with 16 Vessels Securely Serving Main Global Trade
Routes into Israel

“New ZIM” Will Receive Commercial Support from Hapag-Lloyd and Will Have Access to Gemini Network

Transaction Expected to Close by Late 2026

HAIFA, Israel, February 16, 2026 -- ZIM Integrated Shipping Services Ltd. (NYSE: ZIM) (“ZIM” or the “Company”) today announced that it has entered into a merger agreement, under which Hapag-Lloyd will acquire ZIM for $35.00 per share in cash. The total transaction represents an equity value of approximately $4.2 billion, and the price per share of $35.00 represents a 58% premium to ZIM’s stock price on February 13, 2026, a 90% premium to ZIM’s 90-day WVAP and a 126% premium to ZIM’s unaffected stock price of $15.50 on August 8, 2025 prior to market speculation.

Strategic Benefits
The combination of the two carriers further strengthens ZIM’s global market position and secures Hapag-Lloyd’s status as the fifth-largest container shipping company worldwide. The transaction creates compelling benefits for ZIM stakeholders, including:

•	Significant premium cash value for shareholders
•	Enhanced capabilities with a large, modern fleet of over 400 vessels, capacity exceeding 3 million TEU, and an annual cargo volume of more than 18 million TEU in 2027

•
Greater customer offerings via an expanded global network on Transpacific, Intra Asia, Atlantic, Latin America and East Mediterranean trades, complemented by Hapag-Lloyd’s participation in the Gemini network

•	Shared commitment to long-term customer relationships underpinned by dependable, high-quality service
•
FIMI’s newly formed Israeli liner company, “New ZIM”, with a fleet of 16 vessels and a focus on directly connecting Israel to major ports in the EU, US, Mediterranean Sea and Black Sea will have access to Hapag-Lloyd’s Gemini network

•	Partnership with FIMI to assume Special State Share obligations with clear objective to provide continued secure liner shipping service to Israel
•	“New ZIM” will have commercial support from Hapag-Lloyd
•	Hapag-Lloyd expressed its intention to maintain a significant business presence in Israel, providing for long-term employment of ZIM employees

“I am incredibly proud of the strategic transformation we have executed at ZIM over recent years, which has generated exceptional value for our shareholders,” said Eli Glickman, ZIM’s President and CEO. “Since I joined the Company in 2017, ZIM has progressed from a position of negative equity to become an industry leader with strong financial and operational performance. Since our IPO in January 2021, we have distributed an extraordinary $5.7 billion in dividends to shareholders. Upon completion of this transaction, total capital returned will be approximately $10 billion, representing more than five times the Company’s initial market value five years ago, or approximately 45 times the capital raised at the IPO.”

Glickman added, “The professionalism and dedication of the ZIM team have been fundamental to this success. Notable milestones in our journey include the modernization of our fleet, which has grown to include 46 new containerships, ranging from 5,300 TEU to 15,000 TEU, and is well suited for our commercial strategy; early adoption of LNG technology—currently accounting for approximately 40% of our operated capacity and providing a meaningful commercial differentiation; strategic utilization of cash reserves for vessels acquisition to strengthen our core capacity and over $1 billion invested since 2021 in renewing our fleet of equipment; timely expansion of our car carrier activity and strategic agreements with Shell to secure LNG supply. Importantly, we have also advanced digital solutions, data analytics, business intelligence (BI), and artificial intelligence (AI) tools to enhance operational and commercial excellence. As innovators in this area, we have continually led the industry by developing and implementing cutting-edge technologies that set new standards for efficiency and customer experience.”

Glickman concluded, “Our agility and proactive decision-making have enabled us to implement critical strategies that position ZIM as a market leader in container shipping, with industry-leading EBIT margins and making ZIM a compelling acquisition target.”

“Today’s announcement is the culmination of a thorough strategic review carried out by ZIM’s Board of Directors,” added Yair Seroussi, Chairman of ZIM's Board of Directors. “We believe this represents the most prudent and beneficial transaction for all ZIM stakeholders. The decision to enter into a transaction with Hapag-Lloyd reflects our commitment to maximizing value for shareholders through a competitive bidding process, while ensuring the best possible outcome for the Company, our employees and the State of Israel. We are confident this is a compelling transaction for shareholders that further advances the tremendous value creation track record that we have established, returning to shareholders approximately $10 billion since our IPO. This significant value was achieved through consistent operational improvements, disciplined and smart fleet renewal decisions, strong management and effective Board engagement, and the dedication of our world-class employee base.”

“New ZIM” to Serve Main Global Trade Routes into Israel and Fulfill Special State Share Obligations

In connection with the transaction, Hapag-Lloyd has entered into a binding memorandum of understanding with FIMI, under which the Special State Share held by the State of Israel in ZIM is intended to be transferred to a newly created subsidiary of FIMI, subject to approval by the State of Israel. FIMI, headquartered in Tel Aviv, Israel, is the country’s largest and leading private equity fund with more than $11 billion in assets under management and one of the largest private employers in the country. FIMI will create a new container-network operator and liner-service provider, “New ZIM”, with owned tonnage, incorporated in Israel. The new business, operating under the ZIM trademark, will be owned and run by FIMI, supported by a long-term strategic partnership with Hapag-Lloyd, which includes commercial support for the initial period to allow structured commencement of operations.

In addition to providing support to “New ZIM”, Hapag-Lloyd expressed its intention to maintain a long-term presence in Israel and to retain ZIM employees.

Transaction Approvals and Closing Conditions
The transaction has been unanimously approved by ZIM Board of Directors and is expected to close by late 2026, subject to approval by ZIM shareholders and upon satisfaction of customary closing conditions, including approvals by regulatory authorities and the State of Israel pursuant to the requirements of the Special State Share. Until the closing of the transaction, Hapag-Lloyd and ZIM will remain separate independent companies and will continue to maintain “business as usual”.

Evercore is serving as financial advisor to ZIM and rendered a fairness opinion to the ZIM Board, Meitar Law Offices and Skadden, Arps, Slate, Meagher & Flom LLP are serving as legal counsel to ZIM, Barclays rendered a second fairness opinion to the ZIM Board, and IGB Group is serving as strategic communications advisor to ZIM.

About ZIM
Founded in Israel in 1945, ZIM is a leading global container liner shipping company with established operations in more than 90 countries serving approximately 33,000 customers in over 300 ports worldwide. ZIM leverages digital strategies and a commitment to ESG values to provide customers with innovative seaborne transportation and logistics services and exceptional customer experience. ZIM’s differentiated global-niche strategy, based on agile fleet management and deployment, covers major trade routes with a focus on select markets. Additional information about ZIM is available at www.ZIM.com.

Additional Information and Where to Find it
In connection with the proposed transaction, the Company intends to submit relevant materials to the U.S. Securities and Exchange Commission (the “SEC”) and other governmental or regulatory authorities, including a proxy statement and form of proxy card. INVESTORS ARE URGED TO READ THESE MATERIALS CAREFULLY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT ZIM AND THE TRANSACTION. The proxy statement, proxy card and certain other relevant materials (when they become available) and any other documents submitted by the Company to the SEC may be obtained free of charge at the SEC’s website at http://www.sec.gov. Investors are urged to read the proxy statement and the other relevant materials carefully when they become available before making any voting or investment decision with respect to the transaction.

Forward-Looking Statements
The above information contains, or may be deemed to contain forward-looking statements (as defined in the U.S. Private Securities Litigation Reform Act of 1995). These forward-looking statements may include but are not limited to statements about the expected completion of the proposed transaction and the timing thereof, the satisfaction or waiver of any conditions to the proposed transaction, anticipated benefits, growth opportunities, intent, results and other events relating to the proposed transaction. In some cases, you can identify these statements by forward-looking words such as “may,” “might,” “will,” “should,” “expect,” “plan,” “anticipate,” “believe,” “estimate,” “predict,” “potential” or “continue,” the negative of these terms and other comparable terminology, but are not the only way these statements are identified. These forward-looking statements are subject to risks, uncertainties and assumptions about the Company. These statements are only predictions based on the Company’s current expectations and projections about future events or results. There are many factors that could cause the Company’s actual results, level of activity, performance or achievements or matters relating to the proposed transaction to differ materially from the results, level of activity, performance or achievements expressed or implied by the forward-looking statements, including without limitation: (1) the parties may fail to satisfy any of the conditions to the closing of the proposed transaction, including the potential failure to obtain approval by the Company’s shareholders or applicable regulatory authorities; (2) the Company may incur unexpected costs, liabilities or delays relating to the proposed transaction; (3) the Company’s business may suffer as a result of uncertainty surrounding the proposed transaction and diversion of management attention on transaction related matters; (4) the Company may become subject to legal proceedings related to the proposed transaction, and the outcomes thereof; (5) the Company may be adversely affected by other economic, business and/or competitive factors; (6) the occurrence of any event, change or other circumstances that could give rise to the termination of the proposed transaction; (7) difficulties in recognizing benefits of the proposed transaction; (8) the proposed transaction may disrupt current plans and operations and raise difficulties for employee retention; (9) impact of the proposed transaction on the Company’s business relationships; (10) other risks relating to the proposed transaction, including the risk that the proposed transaction will not be completed within the expected time period or at all, and that its termination under certain conditions could result in the Company’s requirement to pay a termination fee; and (11) the factors, risks and uncertainties detailed from time to time in the Company’s filings with the SEC, including under the caption “Risk Factors” in its 2024 Annual Report filed with the SEC on March 12, 2025. These forward-looking statements are made only as of the date hereof, and other than as required by applicable law, the Company undertakes no obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

Investor Relations:
Elana Holzman
ZIM Integrated Shipping Services Ltd.
+972-4-865-2300
holzman.elana@zim.com

Leon Berman
IGB Group
212-477-8438
lberman@igbir.com

Media:
Avner Shats
ZIM Integrated Shipping Services Ltd.
+972-4-865-2520
media@zim.com